EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Omnicare, Inc. and Subsidiary Companies

Unaudited

(in thousands, except ratio)

	Three Months Ended March 31,

	2005		2004

Income before Income Taxes	$92,797		$99,928
Add Fixed Charges:
Interest Expense	18,746		15,561
Amortization of Debt Expense	1,173		1,151
Interest Portion of Rent Expense	4,378		3,455

Adjusted Income	$117,094		$120,095

Fixed Charges:
Interest Expense	$18,746		$15,561
Amortization of Debt Expense	1,173		1,151
Interest Portion of Rent Expense	4,378		3,455

Fixed Charges	$24,297		$20,167

Ratio of Earnings to Fixed Charges(1)	4.8	x	6.0	x

(1)

The ratio of earnings to fixed charges has been computed by adding income before taxes and fixed charges to derive adjusted income, and dividing adjusted income by fixed charges. Fixed charges consist of interest expense on debt (including the amortization of debt expense) and one-third (the proportion deemed representative of the interest portion) of rent expense.